DENVER

BOULDER

COLORADO SPRINGS

LONDON

LOS ANGELES

MUNICH

SALT LAKE CITY

SAN FRANCISCO

February 13, 2008

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Intrepid Potash, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Filed December 20, 2007

File No. 333-148215

Dear Mr. Schwall:

On behalf of Intrepid Potash, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form S-1 of the Company (“Amendment No. 1”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Robert P. Jornayvaz III dated January 18, 2008 (the “Comment Letter”). To facilitate your review, we are sending to the attention of Mr. Sean Donahue six copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement filed on December 20, 2007. All page number references in the responses below are to page numbers in Amendment No. 1.

The responses and supplemental information provided herein in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

1700 Lincoln Street, Suite 4100  Denver, Colorado 80203-4541  tel 303.861.7000  fax 303.866.0200

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

General

1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure through your document.

Response: The Company has endeavored to respond to each of the Staff’s comments in all applicable locations throughout the document.

2.	Please provide current and updated disclosure with each amendment. We also will need time to review all new disclosure, including the intended price range, and any additional proposed artwork or graphics. Similarly, we will need time to review all omitted exhibits. You can expedite the review process by providing all this information and, where appropriate, by filing all such documents promptly.

Response: The Company advises the Staff that all remaining exhibits will be included in subsequent amendments to the Registration Statement. The Company also advises the Staff that it will provide to the Staff on a supplemental basis copies of the artwork or other graphics that it intends to use in its prospectus as soon as such materials become available. In addition, the Company has included updated disclosure throughout Amendment No. 1 and undertakes to do so in subsequent amendments to the Registration Statement.

3.	You need to include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A.

Response: The Company has included certain of the omitted disclosures in Amendment No. 1. Certain information remains omitted from Amendment No. 1 because the relevant information and documents have not

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

yet been finalized. The Company advises the Staff that all information not permitted to be omitted by Rule 430A will be included in a subsequent amendment to the Registration Statement as soon as it becomes available.

4.	Please provide objective third-party support for any subjective claims made in the filing. For example, please provide support for the statement that “we are the largest producer of muriate of potash (MOP, or potassium chloride) in the U.S.” As another example, the statement [s]ince 2004, we have supplied, on average, 1.5% of world potash consumption and 8.5% of U.S. consumption annually,” requires support.

Response: The Company is providing the Staff with the supplemental materials enclosed with this response letter, which provide objective third-party support for the referenced disclosures appearing on pages 1, 3, 4, 5, 41, 42, 74, 78-79, 80, 85, 86, 88, 95.

5.	Please avoid duplicative disclosure through the filing. For example, the information disclosed under the subheading “Our Company” at page 41, repeats the information disclosed about your company at page 1. As another example, the information disclosed under the subheading “Registration Rights” at page 132, repeats the information disclosed regarding registration rights at pages 129 and 122.

Response: The Company has deleted the duplicative disclosure regarding the registration rights agreement on pages 130 and 132, the transition services agreement on page 124 and the voting agreement on page 127 and inserted cross-references to the descriptions of the relevant agreements. The Company has revised the information on page 41 to avoid duplication.

6.	Please monitor your requirement to provide updated financial information as required by Rule 3-12 of Regulation S-X.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Response: The Company advises the Staff that it will include updated financial information in a subsequent amendment to the Registration Statement when it is required to do so.

7.	Please provide updated consents with your next amendment.

Response: The Company has provided updated consents of KPMG LLP, Hein & Associates LLP and Agapito Associates, Inc. with Amendment No. 1.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 10

8.	Please provide the omitted pro forma information and related adjustments at your earliest opportunity.

Response: The Company advises the Staff that it will include this information in a subsequent amendment to the Registration Statement as soon as such information becomes available.

9.	It appears your Selected Operating Data includes a metric of “Average potash gross margin (per ton)” that excludes depreciation, depletion and amortization. It further appears that this determination of gross margin per ton is calculated differently that the gross margin presented elsewhere in your document. Please modify your presentation for consistency to avoid investor confusion. Refer to SAB Topic 11:B for guidance.

Response: The Company advises the Staff that the cost of goods sold presented for both of the Company’s products, potash and langbeinite, includes depreciation, depletion and amortization. The Company has added parenthetical language on page 11, in accordance with SAB Topic 11:B, to clarify that it is presenting the various components of its potash cost of goods

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

sold. The Company has also added a separate line item to show the cost of goods sold per ton for langbeinite, so that an investor can calculate the total cost of goods sold on the Company’s income statement by multiplying the sales volume for both of the Company’s products by the respective costs per ton. In preparing its response to this comment, the Company determined that there was an immaterial error in the allocation of costs between langbeinite and potash, which has been corrected in Amendment No. 1.

Table of Contents, page (i)

10.	You are responsible for the accuracy and completeness of all disclosure that appears in your prospectus and in your filings with the Commission. Any suggestion otherwise, including “[w]e have not independently verified, and do not guarantee the accuracy of this information,” is inappropriate. Please revise.

Response: The Company has deleted the referenced language on page i.

Prospectus Summary, page 1

11.	Please balance the discussion of industry overview, competitive strengths, and business strategy with a more detailed discussion of the risks facing your industry, the risks facing your Company, and the risks of investing in your company.

Response: The Company has revised the summary on page 6 to discuss risks that may be important to understanding the industry generally and the Company’s business in particular, as well as risks of investing in the Company’s common stock.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Website, page 7

12.	We note your statement on your website that you “have gross revenues of approximately $250 million.” This information seems to conflict with your disclosure in the registration statement. Please advise.

Response: The Company advises the Staff that it has removed this statement from the website.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 10

13.	Please provide the omitted pro forma information and related adjustments at your earliest opportunity.

Response: The Company advises the Staff that it will include this information in a subsequent amendment to the Registration Statement as soon as such information becomes available.

14.	It appears your Selected Operating Data includes a metric of “Average potash gross margin (per ton)” that excludes depreciation, depletion and amortization. It further appears that this determination of gross margin per ton is calculated differently than the gross margin presented elsewhere in your document. Please modify your presentation for consistency to avoid investor confusion. Refer to SAB Topic 11:B for guidance.

Response: The Company advises the Staff that the cost of goods sold presented for both of the Company’s products, potash and langbeinite, includes depreciation, depletion and amortization. The Company has added parenthetical language on page 11, in accordance with SAB Topic 11:B, to clarify that it is presenting the various components of its potash cost of goods sold . The Company has also added a separate line item to show the cost of

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

goods sold per ton for langbeinite, so that an investor can calculate the total cost of goods sold on the Company’s income statement by multiplying the sales volume for both of the Company’s products by the respective costs per ton. In preparing its response to this comment, the Company determined that there was an immaterial error in the allocation of costs between langbeinite and potash, which has been corrected in Amendment No. 1.

Risk Factors, page 13

15.	We note your disclosure in the prospectus summary and the description of business section that you follow a potash-only strategy, whereas your competitors are meaningfully diversified. Please include a risk factor discussing the risk created by your lack of diversification. For example, a significant decrease in the demand for potash could cause you to cease operations, whereas your competitors could focus on other areas of their business.

Response: The Company has added a risk factor discussing its lack of diversification on page 19.

Management Discussion and Analysis, page 41

16.

Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations. For example, we note that while your costs are more fixed than variable, your costs of goods sold increased by a significant amount from 2004 to 2006, which in turn affected your gross margin. Please discuss whether you expect costs of

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

goods sold to continue to increase at a rate that will negatively impact your gross margin.

Response: The Company has expanded the discussion under the “Sales” and “Cost of Goods Sold” sections of “Factors Affecting Our Results” beginning on pages 44-45 to address its prospects for the future by addressing key variables and other factors which are necessary to understanding and evaluating the Company’s continuing operations.

17.	We note your disclosure at page 49 discussing the reasons for the decline in operating results. We further note that cost of goods sold increased by $18.9 million, from $95 million in 2005, to $113.9 million in 2006. Please discuss the impact of the increase in cost of goods sold on your operating results.

Response: The Company has added language in the first three paragraphs under “Operating Results” on page 49 to more fully explain the impact of the increase in cost of goods sold on its operating results. Details of the changes are also found on page 50.

18.	You sometimes refer to two or more sources as components that contributed to a material change. For example, at page 49 you refer to a decline in operating results due to reduced production, partially offset by higher potash prices. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Response: The Company has revised the disclosure on page 49 to quantify the amount of the change in operating results that was contributed by each of the referenced factors.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Off-Balance Sheet Arrangements, page 59

19.	We note your disclosure of off-balance sheet arrangements. Please disclose the information required by paragraph (a)(4)(i) of Item 303 of Regulation S-K to the extent necessary to an understanding of these arrangements. We may have further comment.

Response: The Company has added language on page 59 as required by paragraph (a)(4)(i) of Item 303 of Regulation S-K.

The Formation Transactions, page 64

20.	We note your disclosure that Intrepid Mining has conducted no business or activities. However, it appears that Intrepid Mining has conducted numerous business activities. Please revise or advise.

Response: The Company has corrected the disclosure on page 64 to state that Intrepid Potash has conducted no business or activities except in connection with the offering and the formation transactions.

The Formation Transactions

Transition Services Agreement, page 66

21.	We note you intend to enter into a transition services agreement in connection with your offering. If you expect this arrangement to be material, please include any pro forma adjustments relating to this agreement in your pro forma financial information.

Response: The Company advises the Staff that the transition services agreement is not expected to be material to the Company’s operations. Accordingly, the Company has not included and does not plan to include any pro forma adjustments relating to this agreement in its pro forma financial

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

information. In addition, the Company has deleted the erroneous reference to the transition services agreement from the exhibit list.

Business, page 81

22.	Please provide a cross-reference to the section titled “The Formation Transactions” so investors can better understand your organizational structure.

Response: The Company has included the requested cross-reference on page 80.

23.	Please identify the customers that accounted for 10.0% and 10.9% of your net sales in 2006 and file your agreements with these customers, or otherwise advise.

Response: The Company advises the Staff that the Company had only one customer that accounted for 10.0% of net sales in 2007. The Registration Statement will be updated to reflect that when the audited financial statements for the year ended December 31, 2007 are included in a subsequent amendment. The Company respectfully advises the Staff that it believes disclosure of the name of this customer is not required by Item 101(c)(1)(vii) of Regulation S-K. That item requires naming of a customer where “sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” Although this customer did account for 10% of net sales in 2006, the Company believes that the loss of this customer would not have a material adverse effect on it and its subsidiaries. The Company could readily replace the lost sales by selling the product to other customers due to the strong demand for potash. In addition, the Company believes that disclosure of the name of this customer would be competitively harmful because it would give the Company’s competitors access to sensitive information about the Company’s sales strategy.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Our Development Assets, page 83

24.	We note your disclosure regarding the idled North Mine. Please expand your disclosures to provide a brief history of this asset and a discussion of why the asset is idle. In addition, provide investors with an understanding of the amounts you have reflected on your Balance Sheet relative to this asset.

Response: The Company has revised and expanded the disclosure on page 83 to include the requested information.

25.	Please tell us if you have evaluated the North Mine for impairment and your conclusions reached. We note your disclosure that indicates no feasibility study for the project is currently contemplated and no foreseeable time horizon is presented for reopening this mine.

Response: As noted in the response to Comment 24, the Company is carrying the North Mine on its balance sheet at a value of zero. Accordingly, the Company has not evaluated the North Mine for impairment.

Management, page 105

26.	We note that you expect to appoint three independent directors upon the completion of the offering. Please identify each of your current directors that are independent under the applicable independence standards. Refer to Item 407(a) of Regulation S-K.

Response: The Company advises the Staff that it will identify those directors who qualify as independent under the applicable standards once all the new directors have been appointed to the Company’s board of directors and the entire board of directors has made the required independence determinations.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Compensation Discussion and Analysis, page 107

27.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives. See Item 402(b)(1)(vi) of Regulation S-K. For example, please identify how each component of compensation is tied to the primary goals of your executive compensation program.

Response: The Company has revised the descriptions of each compensation component on pages 109-111 to address how each component is tied to the primary goals of the Company’s executive compensation program.

28.	Please disclose in the Compensation Discussion and Analysis the material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, there is a significant disparity in the compensation paid to Messrs. Jornayvaz and Harvey as compared to that of the other named executive officers. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. In addition, please explain why Mr. Jornayvaz received an additional bonus of $85,000, where Mr. Harvey received an additional bonus of $45,000.

Response: The Company has added separate subheadings and additional disclosure on pages 107-108 to better highlight the differences in compensation policies applied to the Company’s principal owners and the Company’s other named executive officers. The Company respectfully advises the Staff that it believes the requested disclosure about how and why the compensation policies for the Company’s principal owners differs from the policies applied to the other named executive officers already appears on

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

pages 107-112. For example, on page 107, the Company explains that its compensation approaches differ with regard to the principal owners and the other named executive officers because the “principal owners … have been solely responsible for setting and adjusting the overall design of our pay programs … except for themselves”. In contrast, compensation for the Company’s principal owners was the subject of “negotiations with the minority owner of the business at the time.” On pages 109-111 and in the Summary Compensation Table on page 113, the Company describes the base salary and bonus opportunities for the principal owners separately from the opportunities for the other executive officers and also describes how such amounts differ. Page 111 describes the differences between the perquisites among the various named executive officers and notes that only the Company’s principal owners are allowed use of the company aircraft because “by virtue of their ownership of Intrepid Mining, each of the principal owners is an indirect stakeholder in the aircraft.” Page 112 discloses that it is anticipated that the principal owners will receive considerably smaller (if any) initial equity incentive awards because of their already substantial ownership in the Company.

In response to the Staff’s comment, the Company has also revised the description of the bonus amounts for the Company’s principal owners on page 110 to explain why Mr. Jornayvaz received an additional bonus of $85,000 whereas Mr. Harvey received an additional bonus of $45,000.

Evolution of our Compensation Approach, page 108

29.	We note that the base salaries of Messrs. Quinn, Moore and Whyte are determined in comparison with salaries payable at companies similar in size, revenue, and industry. Please identify the peer group of comparator companies. See generally Item 402(b)(2)(xiv) of Regulation S-K.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Response: The Company has added disclosure on page 108 describing how compensation for Mr. Quinn, an independent contractor, is determined. With respect to Messrs. Moore and Whyte, the Company notes on page 107 that “in developing pay recommendations, both consulting companies used several different proprietary compensation surveys containing pay data for companies similar in size, revenue and industry” (emphasis added). Because the surveys are proprietary information of the consulting companies, the Company does not have a list of the companies included in the surveys. The Company has not identified a peer group of comparator companies for the Company’s named executive officers other than the principal owners. Accordingly, the Company believes that no revisions to the disclosure are necessary.

30.	For all executive officers, please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall with targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

Response: The Company has revised the disclosure regarding target payment amounts and where actual payments fell with regard to targeted parameters. The Company respectfully advises the Staff that it believes the requested disclosure about how the base salary and bonus opportunities are targeted at the median of the survey data that the Company used to help set compensation levels already appears on pages 107-111. For example, page 109 states that the Company’s compensation consultant for 2006 “recommended base salary ranges and target bonus opportunities that were at the median of the” survey data used. Page 107 notes that the Company sets “a total target cash pay opportunity for the executive[s] for the year that is at or around the median of the total cash compensation data pulled by the relevant consultant.”

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Page 109 also states that in setting base salary, the Company takes into account “the median competitive market compensation for similar positions as set forth in the relevant survey data.” In addition, the Company’s revisions in response to Comment 33 reflect that the actual bonus amounts earned were the same as or close to the targeted bonus amounts established for the named executive officers, and therefore do not differ materially from the targeted median.

Base Salary, page 110

31.	Although you have provided a general description of the factors you considered in making the salary adjustments for Messrs. Quinn, Moore, and Whyte, you should specify the material factors that you considered in making base salary adjustments for each of these individuals whose salary was increased. See Item 402(b)(1)(v) of Regulation S-K.

Response: The Company has revised the disclosure regarding base salary adjustments on pages 109-110 to identify those named executive officers who received an increase in salary and to specify all of the material factors that were considered in making such increases.

Annual Cash Bonuses, page 110

32.	Please disclose the actual amount of EBITDA, or provide an appropriate cross-reference.

Response: The Company has revised the disclosure about bonuses on page 110 to include the actual amount of EBITDA used for calculating bonuses for the principal owners.

33.	Please specify the percentage of the targeted bonus opportunity actually received by each of the named executive officers during fiscal 2006.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Response: The Company has revised the disclosure about bonuses on page 111 to specify the percentage of the targeted bonus opportunity actually earned by the named executive officers during fiscal 2006.

Certain Relationships and Related Party Transactions, page 122

34.	We note your disclosure at page 120 regarding your intent to adopt a written policy regarding related party transactions. Please describe your current policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Response: The Company has revised the disclosure on pages 120-121 to describe Intrepid Mining’s current policies and procedures for the review, approval or ratification of related party transactions.

35.	Disclose in each case whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm’s length negotiations with unaffiliated third parties.

Response: The Company respectfully advises the Staff that the transactions described have been or will be entered into with parties that currently are the sole owners of Intrepid Mining. As a result of the nature of the transactions and the affiliate relationship among the parties, the Company and Intrepid Mining have not considered and in many cases cannot determine whether the transactions described were at least as favorable to Intrepid Mining as could have been obtained through arm’s length negotiations with unaffiliated third parties. The Company has revised the disclosure on page 123 to alert investors that due to the affiliate relationship, the terms of the arrangements described may be less favorable to Intrepid Mining than terms that it might have obtained in negotiations with unaffiliated third parties in similar circumstances. The Company has also disclosed on page 123 that it does not

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

expect to enter into any additional material arrangements with related parties after the completion of the formation transactions and the offering, other than ordinary course business relationships on arm’s length terms.

Taxation, page 133

36.	It is inappropriate to indicate that your disclosure is “included for general information purposes only.” Please revise.

Response: The Company has deleted the referenced language on page 133.

Financial Statements

Intrepid Mining LLC and Subsidiaries

Note 2 – Summary or Significant Accounting Policies

Revenue Recognition, page F-21

37.	We note throughout your document including the face of your Income Statement, the presentation of Net Sales that appears to exclude freight revenues billed to customers and also appears to be offset by the cost of freight. Please refer to EITF 00-10, and explain why you believe this is an appropriate presentation of your revenues.

Response: The Company advises the Staff that Sales on page F-6 and F-17 are gross sales and do include all freight revenues billed to customers and are not offset by the cost of freight. For better presentation, the Company has eliminated the subtotal “net sales” on such pages but does disclose freight and other distribution costs as a separate cost. However, as explained on page 44 under “Factors Affecting Our Results — Sales”, the Company views net sales, which is gross sales less freight and distribution costs, as a key performance

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

indicator. The Company primarily utilizes net sales per ton in the analysis of its sales trends in order to remove the effect of transportation and delivery costs on pricing. The Company’s price list is FOB its plants. Approximately one-half of the Company’s customers arrange their own transportation from the Company’s plants or warehouses, with the Company arranging transportation for the other half. When the Company arranges freight, it invoices the customer for the cost of such freight; the revenue from such invoices is included in sales and the cost of such freight is included in freight costs. The Company believes that the use of Net Sales in its Management’s Discussion and Analysis and certain other places in the prospectus outside of its financial statements continues to be appropriate because the Company uses that performance indicator to manage its business.

Inventory and Long-term Parts Inventory, page F-22

38.	We note that you include the costs of transportation and storage for products delivered to remote warehouses in inventory. Please explain why you believe these costs represent inventory costs rather than distribution costs. Clarify if these locations are your own or those of the customer. Please also clarify if these storage locations are at the request and convenience of the customer.

Response: The Company advises the Staff that, to date, it has been including transportation costs, but not storage costs, in inventory. In preparing its response to this comment, the Company has determined that such treatment is not appropriate and it will begin treating such costs as distribution costs to be expensed in the period incurred. The Company will reflect such treatment in its audited financial statements for the year ended December 31, 2007. The Company has determined that the impact of this change is not material to its operating results for the nine months ended September 30, 2007 or for the years ended December 31, 2006 or 2005. Freight costs for delivery of

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

products to remote warehouses included in inventory as of September 30, 2007 was $149,000, as of December 31, 2006 was $362,000 and as of December 31, 2005 was $106,000.

39.	We note your disclosure in Note 6 that indicates lease costs for railcars are included in distribution costs. Please explain how these costs are different than those transportation costs included in inventory.

Response: The Company advises the Staff that with respect to the periods beginning with the December 31, 2007 financial statements the Company will not include any transportation costs in inventory as discussed in Comment 38. The Company has revised the disclosure on page F-22 in order to clarify this point.

Exploration Costs, page F-23

40.	We note your policy that indicates the costs to further delineate an economic ore body are capitalized. Please explain why you believe it is appropriate to capitalize these costs under U.S. GAAP.

Response: The Company advises the Staff that it expenses all exploration costs and has revised the disclosure on page F-23 to delete the sentence indicating that it capitalizes costs incurred to delineate and develop the ore body in order to clarify this policy.

41.	Please provide us with an understanding of the drilling and related costs you have capitalized that have been incurred for the purpose of converting mineral resources to reserves. We may have further comment.

Response: The Company advises the Staff that it does not capitalize exploration costs. As to drilling costs that have been capitalized, there have been three types, in the order of importance and cost — injection and extraction wells for solution mining activities, brine and water wells to supply brine and water to our processes and core holes to further delineate proven and probable

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

reserves. Solution mining involves the injection of brine into the mineral reserves in order to dissolve those reserves and extract them through extraction wells at lower and distant points. Because injection and extraction wells are long-lived, provide future benefit, and replace the ‘miners’ used in conventional mines, they meet definitions of capital. Brine and water wells are also long-lived and provide future benefits in terms of providing essential resources for the mining and/or milling processes. Core holes are drilled relatively infrequently and at relatively low cost, but are sometimes used to further define and delineate proven and probable reserves.

Mineral Properties and Development Costs, page F-23

42.	We note your disclosure that indicates certain development costs are depleted over the life of each ore body. Please clarify the term ore body and explain if true, why you believe it is appropriate to amortize costs using amounts other than proven and probable reserves.

Response: The Company advises the Staff that the term “ore body” as used on page F-23 is intended to have an identical meaning to “proven and probable reserves”. The Company depletes development costs using proven and probable reserves and has revised the disclosure on page F-23 to clarify this policy.

Engineering Comments

Carlsbad, New Mexico, page 82

43.	Please clarify the distinctions between nameplate and effective capacity of your salable products within your filing, and provide an explanation for these differences as applied to your operations and/or reserves.

Response: The Company has revised the disclosure on page 81 to clarify the distinctions between nameplate and effective capacity.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Our Proven and Probable Reserves, page 84

44.	Please disclose the cutoff grade used to estimate your reserves. Please include the operating costs and all recovery parameters that may have been used to determine your cutoff grade estimate as footnotes to your reserve tables. These footnotes may include the following:

•	Factors the reserve incorporates for losses for mining dilution and recovery.

•	The metallurgical recovery factor for each mine and/or processing facility.

•	Sales prices and operating costs used to determine and/or estimate your reserves.

Response: The Company has revised the disclosure on page 84 to describe the factors used to determine its cutoff grades. The Company believes that public disclosure of the actual cutoff grade and operating costs could result in competitive harm to the Company, and that registrants in the potash industry have typically not disclosed cutoff grades. Therefore, the Company respectfully requests that it not be required to publicly disclose such information.

45.	Please explain the different methods used to estimate grade of your proven and probable reserve. If necessary, please elaborate on the different mining or processing techniques as they influence this disclosure.

Response: The Company has revised the disclosure on page 84 to explain the different methods used to estimate the grade of the Company’s proven and probable reserves.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

Our Properties, page 98

46.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear to the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: The Company has provided the requested maps to the Staff as supplemental material enclosed with this letter. This Company advises the Staff that it intends to include these maps, together with appropriate text and other artwork and graphics, on the inside front cover of the prospectus. As stated in the response to Comment 2, once all artwork and associated graphics for the prospectus have been prepared, the Company will provide them to the Staff for review.

47.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•

The location and means of access to your properties, including the mode of transportation utilized to and from the properties. This may include highway or road, railroads, barges, or shipping terminals.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on each of your material properties.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. Briefly describe your major or material mining and processing facilities.

•	A description of your major or material equipment, infrastructure, and other facilities.

•	The source of power and water that can be utilized at each of your properties.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: The Company respectfully advises the Staff that it believes much of the disclosure required by Industry Guide 7, paragraphs (b)(1) through (5) already appears under “Our Properties” and elsewhere in the Business section. For example, descriptions of the location of the properties, the lease rights and terms, the means of access and sources of water and electric power appear in the “Our Properties” section on pages 97–98. Descriptions of the mineralization and material mining and processing facilities at each property appear in the “Our Key Assets and Facilities” section on pages 81-82. Descriptions of modernizations undertaken by the Company at its facilities appear under “Our Key Assets and Facilities” on page 81 and “Our Capital Expenditure Program” on pages 93-94. A brief description of previous operations and operators appears under “Our History” on pages 80-81. For purposes of clarity, the Company has added cross-references in the “Our Properties” section to the other relevant subsections of the “Business” section. The Company also has added additional disclosure regarding the physical condition of its equipment and facilities on page 98.

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

February 13, 2008

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc:	Sean Donahue

Anne Nguyen Parker

Kevin Stertzel

Jill Davis

Robert P. Jornayvaz III

Hugh E. Harvey, Jr.

Sheri L. Pearce

G. Michael O’Leary

Meredith S. Mouer